

C A R D I O M E®
PHARMA CORP.

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME SUBMITS SUPPLEMENTAL NEW DRUG SUBMISSION (SNDS) FOR AGGRASTAT TO HEALTH CANADA

Vancouver, Canada, July 22, 2015 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has submitted a Supplemental New Drug Submission (sNDS) to Health Canada's Therapeutic Products Directorate for AGGRASTAT® (tirofiban hydrochloride). The sNDS includes data to support: 1) High Dose Bolus administration of AGGRASTAT; and 2) an indication expansion for the reduction of major cardiovascular events in patients with acute myocardial infarction (STEMI) intended for primary PCI.

"We are excited to submit an sNDS to Health Canada that includes the high dose bolus administration and STEMI primary PCI label indication", said William Hunter, M.D., CEO and Director of Cardiome. "While AGGRASTAT is already approved in Canada, the addition of these two protocols would better align AGGRASTAT's Canadian label with its label in Europe, and will more accurately reflect the most recent evidence and actual clinical use, while making the drug more competitive within the Canadian market. If provided, we expect that the label expansion would grow the market for AGGRASTAT in Canada as these additions provide more support for using the drug to treat major cardiovascular events in patients. Furthermore, the action that we have taken by submitting this sNDS is one of the first steps in building our Canadian product portfolio. We expect to file additional NDS' within the foreseeable future, including one for BRINAVESS in the coming months. "

AGGRASTAT, in combination with heparin and ASA is currently indicated in Canada for the management of patients with unstable angina or non-Q-wave myocardial infarction, including patients who may subsequently undergo PTCA (percutaneous transluminal coronary angioplasty), to decrease the rate of refractory ischemic conditions, new myocardial infarction and death.

AGGRASTAT is a reversible non-peptide antagonist of fibrinogen binding to the GP IIb/IIIa receptor, the major platelet surface receptor involved in platelet aggregation. When administered intravenously, tirofiban inhibits *ex vivo* platelet aggregation in a dose and concentration dependent manner. Cardiome acquired Canadian AGGRASTAT commercialization rights through its acquisition of Correvio LLC in November 2013.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed the rights to Trevyent, a development stage drug device combination product for Europe, the Middle East and Canada.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation

Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
David Dean
Cardiome Investor Relations
(604) 677-6905 ext 311 or Toll Free: 1-800-330-9928
Email: ddean@cardiome.com

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